AAA MINERALS INC.
                                 3841 Amador Way
                                  Reno, Nevada
                        Telephone and fax: (775) 827-2324

   July 19, 2005

   U.S. Securities & Exchange Commission
   Division of Corporate Finance
   450 Fifth Street, N.W.
   Washington, D.C. 20549
   Mail Stop 0511

   Attention:  Craig Slivka

   Dear Sirs:

   Re:   AAA Minerals Inc. - Registration Statement on Form SB-2
         File No. 333-119848

Further to your verbal comments concerning our registration statement on Form SB-2, as amended, we advise as follows:

1. The name of the party that sold the BA mineral claims to Jesse Wall and Carla Bird is George Nicholson. We disclosed this information in our last amendment in the subsection entitled "Mineralization and Exploration History" in the "Description of Business" section. We have also added this disclosure to the section discussing our property purchase agreement respecting the BA mineral claims.

2. George Nicholson originally acquired the BA mineral claims by staking them and filing for mineral title with the government.

3.   Jesse Wall and Carla Bird met George Nicholson   at a   resource investment
     conference in Vancouver, British Columbia in the spring of 2004.

4. Dr. Earl Abbott has acted as a director or officer of two reporting companies: Tornado Gold International Corp., a United States reporting company and Big Bar Gold Corporation, a British Columbia and Alberta reporting company. Since the commencement of Dr. Abbott's involvement in their affairs, neither company has been a party to any merger or similar agreement. Tornado Gold International Corp. continues to be involved in the exploration of mineral properties in the Battle Mountain-Eureka trend area of Nevada. Big Bar Gold Corporation remains involved in the exploration of mineral properties in China and Mexico.

     Dennis LaPrairie acted as a director of Vanadium International Inc., a United States reporting company involved in the exploration of mineral properties, from August 1998 to November 2001. During the time period, Vanadium International Inc. held property interests in the Bisoni and Gibellini claims located in Eureka County, Nevada and the Bisoni-McKay claims located in Nye County, Nevada. It was not involved in any merger or similar agreement during this time.

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5.   As requested, we are prepared to insert   the   following   language in our
     "Description of Business" section:

     "We are not a "blank check" company as defined in Rule 419 of Regulation C of the Securities Act of 1933. Rule 419 and the corresponding adopting release define a blank check company as a company that has no specific business plan, or merely creates the appearance that it has a specific business plan."

Yours truly,

/s/ Earl Abbott

Dr. Earl Abbott, President
AAA MINERALS INC.